

Mail Stop 3720

September 1, 2006

Via U.S. Mail and Fax (212-805-5264)
Mr. Ralph G. D'Ambrosio
Vice President – Finance, Principal Accounting Officer
L-3 Communications Holdings, Inc.
600 Third Avenue
New York, NY 10016

> **Re: L-3 Communications Holdings, Inc.**
> **L-3 Communications Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 9, 2006 and March 28, 2006**
>
> **Form 10-Q for Fiscal Quarters Ended June 30, 2006**
> **File Nos. 1-14141 and 333-46983**

Dear Mr. D'Ambrosio:

We have reviewed your amendment and supplemental response letter dated August 18, 2006 as well as your filing and have the following comments. As noted in our comment letter dated July 18, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2005

Note 3. Acquisitions, page F-15

1. Please refer to prior comment #5. In your Form 10-Q for fiscal quarter ended June 30, 2006, you disclose that the customer contractual relationships in regards to the Titan acquisition will be amortized over 30 years. Tell us your basis for a 30 year amortization period for these customer relations.

2. Please refer prior comment #7. Your disclosure on page 12 on your Form 10-Q for the fiscal period ended June 30, 2006 states that "the final estimates of fair values are based upon an independent valuation." Since you continue to reference an independent valuation, disclose the name of the expert.

Form 10-Q for Fiscal Quarter Ended June 30, 2006

Consolidated Statements of Operations, page 2

3.   Revise to separately present sales and the cost of sales from products and services under Rule 5-03(b)(2) of Regulation S-X.

4.   Please tell us why the line item, "Selling, general and administrative expenses," relate only to the commercial products and services. Tell us if there are any selling, general and administrative expenses that relate to the company as a whole that are not reimbursed by government contracts.

5.   Please parenthetically note the amount of stock-based charge being excluded from the other line items (e.g., selling, general and administrative expenses).

Note 3. Review of Past Stock Option Granted Practices, page 7

6.   Please provide us with a detail SAB 99 (SAB Topic 1.M) analysis to support your conclusion that "the Stock-Based Charge is not material to any of the individual prior periods affected or that the aggregate Stock-Based Charge is not material to the expected results for the year ending December 31, 2006." In your response, please address Items #1 and #2 of SAB 99. Include in your analysis the impact on each applicable fiscal quarter. Also, address the following in your response.

- Your consideration of the interaction of the quantitative and qualitative factors in assessing materiality.
- Confirm to us that the date of grant and accounting measurement is the same. If not, tell us why.
- Tell us and disclose how the date of grant and accounting measurement was selected.

Item 4. Controls and Procedures, page 62

7.   Please disclose your stock-based compensation errors and subsequent changes to your internal control over financial reporting. Due to these errors, tell us why you believe your disclosure controls and procedures were effective and why there were no material changes to your internal control over financial reporting.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Inessa Berenbaum, Senior Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director